                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT # 6 )

                           CREATIVE TECHNOLOGIES CORP.
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                                (NAME OF ISSUER)

                                  COMMON STOCK
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                         (TITLE OF CLASS OF SECURITIES)

                                   225290-40-2
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                         (CUSIP NUMBER FOR COMMON STOCK)

                                 DAVID SELENGUT
                   C/O ELLENOFF GROSSMAN SCHOLE & CYRULI, LLP.
                              370 LEXINGTON AVENUE
                              NEW YORK, N.Y. 10017
                                  (212)370-1300
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 29, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

                         (CONTINUED ON FOLLOWING PAGES)

                               (PAGE 1 OF 8 PAGES)

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CUSIP No. 225290-40-2                  13D                           Page 2 of 8

1)  Name of Reporting Person: David Guttmann
    SS or IRS Identification No. of Above Person:        ###-##-####

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
         (a)  [ ]
         (b)  [ ]

3)  SEC Use Only

4)  Source of Funds (See Instructions):  00

5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of                  7)    Sole Voting Power:              827,866
Shares
Beneficially               8)    Shared Voting Power:            None
Owned by
Reporting                  9)    Sole Dispositive Power:         827,866
Person With
                           10)   Shared Dispositive Power:       None.

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                 827,866

12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                  [X]

13) Percent of Class Represented by Amount in Row (11):  4.9%

14) Type of Reporting Person (See Instructions): IN

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CUSIP No. 225290-40-2                  13D                           Page 3 of 8

1)  Name of Reporting Person: Rochelle Guttmann
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)
         (a)  [ ]
         (b)  [ ]

3)  SEC Use Only

4)  Source of Funds (See Instructions):  00

5)  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)                                                    [ ]

6)  Citizenship or Place of Organization:   U.S.A.

Number of                  7)   Sole Voting Power:          3,785,714
Shares
Beneficially               8)   Shared Voting Power:        None
Owned by
Reporting                  9)   Sole Dispositive Power:     3,785,714
Person With
                           10)  Shared Dispositive Power:   None.

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                            3,785,714

12) Check if the Aggregate Amount in Row (11) Excludes
    Certain Shares (See Instructions)                  [X]

13) Percent of Class Represented by Amount in Row (11):  22.7%

14) Type of Reporting Person (See Instructions): IN

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CUSIP No. 225290-40-2                  13D                           Page 4 of 8

CUSIP No.  225290-40-2 for Common Stock

ITEM 1.  SECURITY AND ISSUER

         Common Stock, $.09 par value, Creative Technologies Corp., 170-53rd Street, Brooklyn, N.Y. 11232

ITEM 2.  IDENTITY AND BACKGROUND

         I.   INDIVIDUAL SECURITYHOLDER

              David Guttmann

              (a)  David Guttmann.

              (b) Mr. Guttmann's business address is 170-53rd Street, Brooklyn, N.Y. 11232.

              (c) Mr. Guttmann is currently Chief Executive Officer of Creative Technologies Corp.

              (d) During the last five(5) years, Mr. Guttmann has not been convicted in a criminal proceeding.

              (e) During the last five years, Mr. Guttmann has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  David Guttmann is a citizen of the USA.

              Rochelle Guttmann

              (a)  Rochelle Guttmann.

              (b) Mrs. Guttmann's business address is 170-53rd Street, Brooklyn, N.Y. 11232.

              (c)  Mrs. Guttmann is currently a self-employed psychotherapist.

              (d) During the last five(5) years, Mrs. Guttmann has not been convicted in a criminal proceeding.

              (e) During the last five years, Mrs. Guttmann has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or

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CUSIP No. 225290-40-2                  13D                           Page 5 of 8

                   mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  Rochelle Guttmann is a citizen of the USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         3,785,714 shares were issued to Mrs. Guttmann upon conversion of shares of 1996-A Preferred Stock owned by her husband, Mr. Gutmmann.

ITEM 4.  PURPOSE OF TRANSACTION

         None.

ITEM 5.  INTEREST IN SECURITY OF THE ISSUER

         A.   David Guttmann        827,866      -         4.9%

                   This amount includes 16,666 shares of Common Stock issuable upon exercise of stock options at $.44 per share, 133,200 shares of Common Stock issuable upon conversion of 400 shares of 1996 Preferred Stock, and 80,000 shares of Common Stock issuable upon conversion of 50 shares of 1996-A Preferred Stock. This amount does not include 1,357 shares of 1997 Preferred Stock which are entitled to 1000 votes per share along with the holders of the common stock. This also does not include 3,785,714 shares owned by Mrs. Guttmann described below as to which he disclaims beneficial ownership of.

              Rochelle Guttmann   3,785,714      -        22.7%

                   This amount does not include the shares beneficially owned by
              Mr. Guttmann described above as to which he disclaims beneficial ownership of.

         B.   David Guttmann
              Sole Voting Power         -        827,866
              Shared Voting Power       -        - 0 -
              Sole Dispositive Power    -        827,866
              Shared Dispositive Power  -        - 0 -

              Rochelle Guttmann
              Sole Voting Power         -        3,785,714
              Shared Voting Power       -        - 0 -
              Sole Dispositive Power    -        3,785,714
              Shared Dispositive Power  -        - 0 -

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CUSIP No. 225290-40-2                  13D                           Page 6 of 8

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT NUMBER                        DOCUMENT

               1                       Agreement of Joint Filing

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CUSIP No. 225290-40-2                  13D                           Page 7 of 8

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  July 31, 2000

                                               /s/ David Guttmann
                                            ------------------------------------
                                                   David Guttmann


                                               /s/ Rochelle Guttmann
                                            ------------------------------------
                                                   Rochelle Guttmann

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CUSIP No. 225290-40-2                  13D                           Page 8 of 8

                                    EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

         The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Creative Technologies, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Dated:   July 31, 2000
         Brooklyn, New York
                                              /s/ David Guttmann
                                           ------------------------------------
                                                  David Guttmann


                                              /s/ Rochelle Guttmann
                                            ------------------------------------
                                                  Rochelle Guttmann